SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT

     (Mark One)

     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended December 31, 1994

                                    OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from.........to........


     Commission file number 1-8349



     A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                          3201 34th Street South
                      St. Petersburg, Florida  33711

     B.  Name of issuer of the securities held pursuant to the

     plan and the address of its principal executive office:

                       FLORIDA PROGRESS CORPORATION
                            One Progress Plaza
                      St. Petersburg, Florida  33701

                          REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:


Report of independent certified public accountant.

Audited statements of net assets available for benefits as of December 31, 1994 and 1993, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in net assets available for benefits for the years ended December 31, 1994, 1993 and 1992, prepared in accordance with the applicable provisions of Article
6A of Regulation S-X.

Notes to financial statements.

Schedules of investments held as of December 31, 1994 and 1993.

Schedules of members' withdrawals for the years ended December
31, 1994, 1993 and 1992.

Schedule of reportable 5% transactions for the year ended December
31, 1994.

Price Waterhouse LLP
Suite 2800
400 North Ashley Street
P.O. Box 2640
Tampa, FL 33601-2640
Telephone  813 223 7577

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Investment Committee
of the Savings Plan for Employees
of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Investment Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
------------------------
/s/ PRICE WATERHOUSE LLP

Tampa, Florida
March 3, 1995

                                             SAVINGS PLAN FOR EMPLOYEES OF
                                              FLORIDA PROGRESS CORPORATION
                                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                               DECEMBER 31, 1994 AND 1993
                                                     (In thousands)

                                                                              1994
                                       ----------------------------------------------------------------------------------
                                                    Indexed     Company      Stable                            Aggressive
                                                     Equity      Stock       Value        ESOP      Balanced     Equity
                                         Total        Fund        Fund        Fund        Fund        Fund        Fund
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS
Investments, at quoted market -
  Indexed Equity Fund - (cost -
    $21,611 and $21,235 in 1994
    and 1993, respectively)             $ 25,491     $25,491        -           -           -           -           -
  Company Stock Fund - (cost -
    $40,614 and $40,589 in
    1994 and 1993, respectively)          55,609        -        $55,609        -           -           -           -
  Stable Value Fund - (cost -
    $97,339 and $94,436 in
    1994 and 1993, respectively)          97,339        -           -       $ 97,339        -           -           -
  ESOP Fund - (cost - $52,518
    and $57,803 in 1994 and
    1993, respectively)                   84,293        -           -           -        $84,293        -           -
  Balanced Fund - (cost -
    $6,372 and $4,090 in
    1994 and 1993, respectively)           6,700        -           -           -           -         $6,700        -
  Aggressive Equity Fund - (cost -
    $15,456 and $8,154 in
    1994 and 1993, respectively)          17,004        -           -           -           -           -        $17,004
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         286,436      25,491      55,609      97,339      84,293       6,700      17,004
Cash -
    Administrative working funds           2,139         237         608         832           2         117         343
Member and company
    contributions receivable               1,742         203         481         707        -             85         266
Accrued interest receivable                  564        -           -            564        -           -           -
Interfund receivables (payables)            -            250        (126)        853      (1,817)         51         789
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
              Total assets               290,881      26,181      56,572     100,295      82,478       6,953      18,402
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets available for benefits       $290,881     $26,181     $56,572    $100,295     $82,478      $6,953     $18,402
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========


                                 The accompanying Notes to Financial Statements are an
                                      integral part of these Financial Statements.


/TABLE

                                             SAVINGS PLAN FOR EMPLOYEES OF
                                              FLORIDA PROGRESS CORPORATION
                                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                               DECEMBER 31, 1994 AND 1993
                                                     (In thousands)


                                                                              1993
                                       ----------------------------------------------------------------------------------
                                                    Indexed     Company      Stable                            Aggressive
                                                     Equity      Stock       Value        ESOP      Balanced     Equity
                                         Total        Fund        Fund        Fund        Fund        Fund        Fund
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS
Investments, at quoted market -
  Indexed Equity Fund - (cost -
    $21,611 and $21,235 in 1994
    and 1993, respectively)             $ 25,765     $25,765        -           -           -           -           -
  Company Stock Fund - (cost -
    $40,614 and $40,589 in
    1994 and 1993, respectively)          63,414        -        $63,414        -           -           -           -
  Stable Value Fund - (cost -
    $97,339 and $94,436 in
    1994 and 1993, respectively)          94,436        -           -        $94,436        -           -           -
  ESOP Fund - (cost - $52,518
    and $57,803 in 1994 and
    1993, respectively)                  107,935        -           -           -       $107,935        -           -
  Balanced Fund - (cost -
    $6,372 and $4,090 in
    1994 and 1993, respectively)           4,427        -           -           -           -         $4,427        -
  Aggressive Equity Fund - (cost -
    $15,456 and $8,154 in
    1994 and 1993, respectively)           9,317        -           -           -           -           -         $9,317
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         305,294      25,765      63,414      94,436     107,935       4,427       9,317
Cash -
    Administrative working funds           2,273         186         759         885          43         109         291
Member and company
    contributions receivable               1,298         150         420         519        -             59         150
Accrued interest receivable                  599        -           -            599        -           -           -
Interfund receivables (payables)            -            (24)     (1,022)       (327)     (1,296)        632       2,037
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
              Total assets               309,464      26,077      63,571      96,112     106,682       5,227      11,795
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets available for benefits       $309,464     $26,077     $63,571     $96,112    $106,682      $5,227     $11,795
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                 The accompanying Notes to Financial Statements are an
                                      integral part of these Financial Statements.

                                             SAVINGS PLAN FOR EMPLOYEES OF
                                              FLORIDA PROGRESS CORPORATION
                               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                  FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                     (In thousands)

                                                                              1994
                                       ----------------------------------------------------------------------------------
                                                    Indexed     Company      Stable                            Aggressive
                                                     Equity      Stock       Value        ESOP      Balanced     Equity
                                         Total        Fund        Fund        Fund        Fund        Fund        Fund
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Investment income -
     Dividends                          $ 10,167     $   721     $ 3,626        -        $ 5,820        -           -
     Interest                              6,546          28          44    $  6,462           4      $    3     $     5
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total investment income                  16,713         749       3,670       6,462       5,824           3           5
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net investment gains (losses) -
    Realized gains
      on investments                       8,136         258       1,058        -          6,638          40         142
    Unrealized appreciation
      (depr.) of investments             (26,461)       (650)     (7,830)       -        (18,357)         (9)        385
 Total net investment gains            ----------  ----------  ----------  ----------  ----------  ----------  ----------
    (losses)                             (18,325)       (392)     (6,772)       -        (11,719)         31         527
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Contributions -
    Members                               27,423       3,231       8,094      10,369        -          1,454       4,275
    Company, net of forfeitures            8,708         998       2,546       3,436        -            432       1,296
    Participant directed transfers          -            725      (4,643)      5,322      (5,161)        803       2,954
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total contributions                      36,131       4,954       5,997      19,127      (5,161)      2,689       8,525
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Withdrawals and Expenses -


    Members' withdrawals                 (53,039)     (5,207)     (9,894)    (21,406)    (13,085)       (997)     (2,450)
    Administrative expenses                  (63)       -           -           -            (63)       -           -
 Total withdrawals and                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
  expenses (Schedule II)                 (53,102)     (5,207)     (9,894)    (21,406)    (13,148)       (997)     (2,450)
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net change during the year               (18,583)        104      (6,999)      4,183     (24,204)      1,726       6,607
Net assets available
for benefits -
    Beginning of year                    309,464      26,077      63,571      96,112     106,682       5,227      11,795
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

    End of year                         $290,881     $26,181     $56,572    $100,295     $82,478      $6,953     $18,402
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========


                                 The accompanying Notes to Financial Statements are an
                                      integral part of these Financial Statements.
/TABLE

                                             SAVINGS PLAN FOR EMPLOYEES OF
                                              FLORIDA PROGRESS CORPORATION
                               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                  FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                     (In thousands)

                                                                              1993
                                       ----------------------------------------------------------------------------------
                                                    Indexed     Company      Stable                            Aggressive
                                                     Equity      Stock       Value        ESOP      Balanced     Equity
                                         Total        Fund        Fund        Fund        Fund        Fund        Fund
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Investment income -
     Dividends                          $ 10,433     $   657     $ 3,503        -       $  6,273        -           -
     Interest                              6,916          14          46     $ 6,848           2      $    2     $     4
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total investment income                  17,349         671       3,549       6,848       6,275           2           4
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net investment gains (losses) -
    Realized gains
      on investments                       6,625          65         465        -          5,798          11         286
    Unrealized appreciation
      (depr.) of investments               1,611       1,562       1,220        -         (2,461)        299         991
 Total net investment gains            ----------  ----------  ----------  ----------  ----------  ----------  ----------
    (losses)                               8,236       1,627       1,685        -          3,337         310       1,277
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Contributions -
    Members                               26,887       3,230       9,280      10,841        -          1,052       2,484
    Company, net of forfeitures            8,568         998       2,909       3,589        -            329         743
    Participant directed transfers          -           (474)     (3,371)      1,485      (3,665)      1,975       4,050
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total contributions                      35,455       3,754       8,818      15,915      (3,665)      3,356       7,277
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Withdrawals and Expenses -


    Members' withdrawals                 (34,465)     (2,493)     (9,520)    (13,042)     (8,825)       (175)       (410)
    Administrative expenses                  (63)       -           -           -            (63)       -           -
 Total withdrawals and                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
  expenses (Schedule II)                 (34,528)     (2,493)     (9,520)    (13,042)     (8,888)       (175)       (410)
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net change during the year                26,512       3,559       4,532       9,721      (2,941)      3,493       8,148
Net assets available
for benefits -
    Beginning of year                    282,952      22,518      59,039      86,391     109,623       1,734       3,647
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
    End of year                         $309,464     $26,077     $63,571     $96,112    $106,682      $5,227     $11,795
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========


                                 The accompanying Notes to Financial Statements are an
                                      integral part of these Financial Statements.

/TABLE

                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                    FLORIDA PROGRESS CORPORATION
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                          (In thousands)

                                                                                   1992
                                 --------------------------------------------------------------------------------------------------
                                             Indexed    Company     Stable                 IRA        IRA                Aggressive
                                              Equity     Stock      Value       ESOP    Co. Stock  Money Mkt.  Balanced    Equity
                                  Total        Fund       Fund       Fund       Fund       Fund       Fund       Fund       Fund
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
Investment income -
    Dividends                     $10,285       $633     $3,177       -        $6,450        $25       -          -           -
    Interest                        6,703         17         67     $6,594          4          1        $15         $1          $4
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Total investment income           16,988        650      3,244      6,594      6,454         26         15          1           4
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net investment gains (losses) -
   Realized gains
     on investments                 5,190        211        436       -         4,199        344       -          -           -
   Unrealized appreciation
     (depr.) of investments         2,545        708      1,849       -           256       (478)      -            38         172
 Total net investment gains      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
   (losses)                         7,735        919      2,285       -         4,455       (134)      -            38         172
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------

Contributions -
   Members                         24,005      3,072      7,850     11,399       -          -          -           482       1,202
   Company, net of forfeitures      7,913      1,016      2,606      3,805       -          -          -           155         331
   Participant directed transfers    -        (2,001)      (623)     1,665     (2,117)      -          -         1,078       1,998
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Total contributions               31,918      2,087      9,833     16,869     (2,117)      -          -         1,715       3,531
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------

Withdrawals and Expenses -


   Members' withdrawals           (35,067)    (2,947)    (8,277)   (12,379)    (7,837)    (1,599)    (1,948)       (20)        (60)
   Administrative expenses           (60)       -          -          -           (60)      -          -          -           -
 Total withdrawals and           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
  expenses (Schedule II)          (35,127)    (2,947)    (8,277)   (12,379)    (7,897)    (1,599)    (1,948)       (20)        (60)
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------


Net change during the year         21,514        709      7,085     11,084        895     (1,707)    (1,933)     1,734       3,647
Net assets available
for benefits -
   Beginning of year              261,438     21,809     51,954     75,307    108,728      1,707      1,933       -           -
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------
   End of year                   $282,952    $22,518    $59,039    $86,391   $109,623       -          -        $1,734      $3,647
                                 =========  =========  =========  =========  =========  =========  =========  =========  ==========


                                       The accompanying Notes to Financial Statements are an
                                           integral part of these Financial Statements.

                       SAVINGS PLAN FOR EMPLOYEES OF
                       FLORIDA PROGRESS CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                       (Dollar amounts in thousands)


(1)  DESCRIPTION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES:

The following description of the Savings Plan for Employees of Florida Progress Corporation (Plan or Savings Plan) provides only general information. Participants should refer to the Savings Plan Summary Plan Description/ Prospectus, as amended, which is part of the "You & Your Company: A Strategic Partnership" employee handbook for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was qualified under Section 401(a) of the Internal Revenue Code on December 28, 1988. An employee of the Participating Companies (as defined below) is eligible to participate in the Plan if he or she has completed at least six months of employment or worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan during the year ended December 31, 1994 ("Participating Companies"):


          .    Florida Progress Corporation
          .    Florida Power Corporation
          .    Electric Fuels Corporation
          .    Talquin Development Company
          .    Advanced Separation Technologies Incorporated

Contributions
-------------
With the exception of the ESOP Fund, which is frozen as to contributions, eligible employees may elect to contribute up to 16% of their monthly base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each month an amount equal to 65% of the employees' contributions, up to 6% of base pay. Individual corporations, achieving certain predetermined goals and participating in the special company contribution portion of the Savings Plan, may make an additional contribution of 5% for each of two goals achieved, up to a maximum of 10%, of eligible employee contributions to Regular Savings or 401(k). All corporations participating in the special company contribution portion of the Savings Plan achieved a portion of their individual Savings Plan goals in 1994, 1993, and 1992, resulting in additional special contributions of $1,162, $629, and $584 for each year, respectively.

Participant Accounts
--------------------
A separate account is maintained for each investment option of a participant by type of contribution. Plan earnings are allocated and credited to the account monthly, based on the adjusted balance of each participant's account. Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. The Plan permits terminated or retired employees with vested Plan balances greater than $3,500 to continue to maintain active investment accounts. Although no further employee contributions are allowed, terminated or retired employees may continue to transfer amounts among the investment options, with the exception of the Employee Stock Ownership Plan (ESOP) Fund, which is frozen and only permits outgoing transfers. The amounts of deferred vested benefits payable to these terminated or retired participants as of December 31, 1994, 1993 and 1992 were $46,281, $25,625 and $29,622, respectively.

Vesting
-------
Participants are immediately vested in their Regular and 401(k) contributions and earnings thereon. The percentage of vesting in the employer contributions and earnings thereon is based on a schedule of Years of Continuous Service as follows:

              Years of Continuous Service               Vested Percentage
              ---------------------------               -----------------
                        Less than 2                              0%
                        2 but less than 3                       25%
                        3 but less than 4                       50%
                        4 but less than 5                       75%
                        5 or more                              100%

A year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement, or termination of the Plan.

Loans to Participants
---------------------
All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Savings Plan account balance. The amount of each individual loan will be collateralized with an equivalent portion of the participant's Savings Plan account balance. This amount will be withdrawn from the participant's account and placed in a separate Loan Account. A participant is permitted a maximum of four outstanding loans at any one time. Each loan shall bear interest at a reasonable rate, as determined by the Investment Committee for the Savings Plan for Employees' Trust of Florida Progress Corporation ("Investment Committee"). Effective October 1991, the loan interest rate is determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in the Wall Street Journal, as its primary factor. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from 6 to 48 months. Repayments are made via payroll deduction for active employees and by
direct payment to the Savings Plan for inactive participants.   Additionally,
participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding loan account balance). Loan repayment activity is shown on the Statements of Changes in Net Assets Available For Benefits as part of Member Contributions. Loan repayments were $9,831, $8,522, and $7,140 for the years ended December 31, 1994, 1993, and
1992, respectively. New loan activity is also included on the Statements of Changes in Net Assets Available For Benefits as part of Member Withdrawals. Loan withdrawals were $9,991, $11,134 and $9,222 for the years ended December 31, 1994, 1993 and 1992, respectively.

The number and total value of outstanding loans at December 31, 1994, 1993 and 1992, are as follows:
                             Number of
          Plan Year      Loans Outstanding        Outstanding Loan Balance
          ---------      -----------------        ------------------------
            1994              5,197                    $17,329
            1993              5,231                    $17,608
            1992              4,415                    $14,553

Basis of Accounting
-------------------
The accounts of the Plan are maintained on the accrual basis.

Reclassifications
-----------------
Certain amounts in the prior year financial statements have been reclassified to conform to the current year manner of presentation. These amounts do not have a material impact on the financial statements taken as a whole.

(2)  INVESTMENTS:

Investment Options
------------------
The Plan currently offers five investment options as follows:

          .  Indexed Equity Fund
          .  Company Stock Fund
          .  Stable Value Fund
          .  Balanced Fund
          .  Aggressive Equity Fund

The Plan also contains a frozen ESOP arrangement as a result of the merger of the Employee Stock Ownership Plan (ESOP) with the Savings Plan. The ESOP Fund is the fund into which all participants' accounts in the former ESOP were individually transferred. All former ESOP members became members of the Savings Plan, and the features and characteristics of the former ESOP continue to apply to the ESOP Fund accounts in the Savings Plan.

Currently, the valuation of each fund, with the exception of the Stable Value Fund, is determined at the end of each month based on published prices. The valuation of the Stable Value Fund is determined at the end of each month based on invested principal and accumulated interest paid at contracted rates. Each employee's account reflects the account value as of the most recent valuation. All participant accounts are maintained in dollars except for the ESOP Fund, which is maintained in shares. Prior to March 31, 1992, the valuation of the ESOP Fund was determined quarterly based on published prices.

The Stable Value Fund includes two structured investment contracts. These contracts are arrangements whereby a specified rate of return is guaranteed by
an insurance company for a specified period (currently six months).   If the
return on the underlying investments is different from the guaranteed rate of return during the guarantee period, that difference is factored into the guaranteed rate of return for the subsequent period. The underlying investments include U.S. Treasury obligations and collateralized mortgage obligations. The Stable Value Fund also contains other insurance contracts, which provide for a fixed rate of return over the term of those contracts.

Purchases and sales of investments are recorded on the trade date with gains and losses determined by using an average cost basis for investments. Unrealized appreciation or depreciation is recorded based on the market value of investments on the valuation date. When Florida Progress Corporation common stock is distributed from the Company Stock Fund and the ESOP Fund to participants in settlement of their accounts, these funds recognize gains or losses equal to the difference between average cost and the quoted market value of the shares distributed.

The number of employees participating in the Plan and in each investment fund of the Plan at December 31, 1994, 1993 and 1992 is as follows:

                                    1994      1993      1992
                                    -----     -----     -----
     Plan                           5,612     6,114     6,020

     Each Investment Fund:

          Indexed Equity            2,280     2,373     2,243
          Company Stock             3,729     4,153     3,875
          Stable Value              4,221     4,538     4,560
          ESOP                      3,824     4,319     4,486
          Balanced                    946       770       403
          Aggressive Equity         1,715     1,280       654


Unrealized Appreciation (Depreciation) of Investments
-----------------------------------------------------
The changes in unrealized appreciation (depreciation) of investments during the years ended December 31, 1994, 1993, and 1992 were as follows (see Note 4):

                                                       IRA
                           Indexed  Company          Company          Aggressive
                   Total   Equity    Stock    ESOP    Stock  Balanced   Equity
                  -------- ------- -------- -------- ------- -------- ----------
Balance, 12/31/91 $74,831  $2,260  $19,756  $52,337  $  478     -          -
  Change - 1992     2,545     708    1,849      256    (478)    $ 38     $  172
                  -------- ------- -------- -------- ------- -------- ----------
Balance, 12/31/92  77,376   2,968   21,605   52,593    -          38        172
  Change - 1993     1,611   1,562    1,220   (2,461)   -         299        991
                  -------- ------- -------- -------- ------- -------- ----------
Balance, 12/31/93  78,987   4,530   22,825   50,132    -         337      1,163
  Change - 1994   (26,461)   (650)  (7,830) (18,357)   -         (9)        385
                  -------- ------- -------- -------- ------- -------- ----------
Balance, 12/31/94 $52,526  $3,880  $14,995  $31,775    -        $328     $1,548
                  ======== ======= ======== ======== ======= ======== ==========

Realized Gains on Investments Sold or Distributed
-------------------------------------------------
The following is a summary of the realized gains on investments sold or distributed during the years ended December 31, 1994, 1993, and 1992 (see Note 4):

                               Cost           Proceeds         Gains
    1994                     --------        ---------        -------
    ----
    Indexed Equity           $ 1,242          $ 1,500         $  258
    Company Stock              3,217            4,275          1,058
    ESOP                      10,866           17,504          6,638
    Balanced                     724              764             40
    Aggressive Equity          1,408            1,550            142
                             --------        ---------        -------
                             $17,457          $25,593         $8,136
                             ========        =========        =======
    1993
    ----
    Indexed Equity           $   313          $   378         $   65
    Company Stock                692            1,157            465
    ESOP                       6,108           11,906          5,798
    Balanced                     162              173             11
    Aggressive Equity          4,026            4,312            286
                             --------        ---------        -------
                             $11,301          $17,926         $6,625
                             ========        =========        =======
    1992
    ----
    Indexed Equity            $2,046          $ 2,257         $  211
    Company Stock                741            1,177            436
    ESOP                       4,797            8,996          4,199
    Balanced                      15               15           -
    IRA Company Stock          1,146            1,490            344
                             --------        ---------        -------
                              $8,745          $13,935         $5,190
                             ========        =========        =======

(3)  EXPENSES OF THE PLAN:

The Company pays all expenses for outside services necessary for the administration of the Plan, except for the ESOP Fund. The ESOP Fund pays its own expenses for outside services necessary for the administration of the fund. Fees for participant loans are borne by the loan recipients.

(4)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The realized gains and unrealized appreciation (depreciation) of the Plan assets reported in the financial statements are $8,136 and $(26,461), $6,625 and $1,611 and $5,190 and $2,545 for 1994, 1993 and 1992, respectively. The calculation of these amounts is based on the historical cost of the assets. However, when the Plan files its tax return, these amounts are required to be calculated based on the fair market value of Plan assets as of the previous year-end. Using this calculation method, the amount of realized gains (losses) and unrealized appreciation (depreciation) is $(3,307) and $(15,184), $489 and $4,533, and $(241) and $6,847 for 1994, 1993 and 1992, respectively. The tax returns for 1994, 1993 and 1992 also include a net gain in other categories totalling $166, $3,215 and $1,128 for each year, respectively.

Department of Labor regulations also require the disclosure of Benefits Payable as a separate line item when the Plan reports the value of assets and liabilities on its tax return. The amount of Benefits Payable reported on the tax return as of December 31, 1994 and 1993 is $2,925 and $3,735, respectively. The tax return for 1993 also included other liabilities totalling $41.

(5)  FEDERAL INCOME TAXES:

The Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code (Code), and the ESOP Fund is considered a tax credit employee stock ownership plan within the meaning of Section 409 of the Code. As such, the Plan is exempt from federal income taxes under Section 501(a). No taxes are imposed on income, pretax contributions, tax deductible contributions or Company contributions made to the Plan, pursuant to the provisions of Section 402(a) of the Code, until such time as the employees or the employees' beneficiaries receive distributions from the Plan.

                                                                                                   Schedule I
                                                                                                   Page 1 of 2

                                        SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION
                                        SCHEDULES OF INVESTMENTS  HELD
                                         DECEMBER 31, 1994 AND 1993
                                   (Dollar and share amounts in thousands)

                                                      1994                                1993
                                       ----------------------------------   ----------------------------------
                                       Number of                            Number of
                                       Shares or                            Shares or
                                       Principal                 Market     Principal                 Market
Name of Issuer and Title of Issue        Amount       Cost       Value        Amount       Cost       Value
---------------------------------      ----------  ----------  ----------   ----------  ----------  ----------
INDEXED EQUITY FUND
-------------------
Commingled Funds -
     Wells Fargo Index Fund                  240     $21,195     $25,075          247     $20,883     $25,413

Temporary Cash Investments -
     Chase Bank -
       Domestic Liquidity Fund              $416         416         416         $352         352         352
                                                   ----------  ----------               ----------  ----------
                                                     $21,611     $25,491                  $21,235     $25,765
                                                   ==========  ==========               ==========  ==========
COMPANY STOCK FUND
------------------
Common Stock of Florida
     Progress Corporation                  1,849     $40,465     $55,460        1,870     $40,056     $62,881

Temporary Cash Investments -
     Barnett Bank -
       Repurchase Agreement Account         $149         149         149         $533         533         533
                                                   ----------  ----------               ----------  ----------
                                                     $40,614     $55,609                  $40,589     $63,414
                                                   ==========  ==========               ==========  ==========
STABLE VALUE FUND
-----------------
Benefit Accumulation Contract -
     Aetna Life Insurance Co.             $7,556      $7,556      $7,556       $6,875      $6,875      $6,875

Guaranteed Interest Contracts -
     New York Life                          -           -           -          $6,580       6,580       6,580
     Prudential                          $18,127      18,127      18,127      $16,625      16,625      16,625

Structured Investment Contracts -
     Peoples Security                    $35,828      35,828      35,828      $32,178      32,178      32,178
     Commonwealth Life                   $35,828      35,828      35,828      $32,178      32,178      32,178
                                                   ----------  ----------               ----------  ----------
                                                     $97,339     $97,339                  $94,436     $94,436
                                                   ==========  ==========               ==========  ==========

/TABLE

                                                                                                   Schedule I
                                                                                                   Page 2 of 2
                                        SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION
                                        SCHEDULES OF INVESTMENTS HELD
                                         DECEMBER 31, 1994 AND 1993
                                   (Dollar and share amounts in thousands)

                                                     1994                             1993
                                       ----------------------------------   ----------------------------------
                                       Number of                            Number of
                                       Shares or                            Shares or
                                       Principal                 Market     Principal                 Market
Name of Issuer and Title of Issue        Amount       Cost       Value        Amount       Cost       Value
---------------------------------      ----------  ----------  ----------   ----------  ----------  ----------
ESOP FUND
---------
Common Stock of Florida
     Progress Corporation                  2,807     $52,436     $84,211        3,210     $57,790    $107,922

Temporary Cash Investments -
     Barnett Bank -
       Repurchase Agreement Account          $82          82          82          $13          13          13
                                                   ----------  ----------               ----------  ----------
                                                     $52,518     $84,293                  $57,803    $107,935
                                                   ==========  ==========               ==========  ==========

BALANCED FUND
-------------
Fidelity Select Equity Collective            327      $3,833      $4,158          219      $2,455      $2,690
Fidelity Broad Market Duration               220       2,539       2,542          144       1,635       1,737
                                                   ----------  ----------               ----------  ----------
                                                      $6,372      $6,700                   $4,090      $4,427
                                                   ==========  ==========               ==========  ==========

AGGRESSIVE EQUITY FUND
----------------------
Fidelity Aggressive Equity                   121     $15,456     $17,004           68      $8,154      $9,317
                                                   ==========  ==========               ==========  ==========

                                                                                                                       Schedule II
                                                  SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION
                                                SCHEDULES OF MEMBERS' WITHDRAWALS
                                      FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                         (In thousands)

                                              Indexed   Company     Stable                IRA        IRA                Aggressive
                                              Equity     Stock      Value      ESOP    Co. Stock  Money Mkt. Balanced     Equity
                                    Total      Fund       Fund       Fund      Fund       Fund       Fund       Fund       Fund
1994                              ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
----
Value of Members' Accounts
    Withdrawn -
        Members' contributions      $20,276    $2,673     $4,200    $11,727      -          -          -          $577     $1,099
        Company contributions         9,832     1,376      2,438      5,352      -          -          -           204        462
        Loan withdrawals              9,991     1,173      3,303      4,380      -          -          -           227        908
        ESOP withdrawals             13,148      -          -          -      $13,148       -          -          -          -
                                  ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
                                     53,247     5,222      9,941     21,459    13,148       -          -         1,008      2,469
Less: forfeitures applied against
    Company contributions               145        15         47         53      -          -          -            11         19
                                  ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
    Total members' withdrawals      $53,102    $5,207     $9,894    $21,406   $13,148       -          -          $997     $2,450
                                  ========== ========= ========== ========== ========= ========== ========== ========== ==========
1993
----
Value of Members' Accounts
    Withdrawn -
        Members' contributions      $ 9,710    $  832     $3,354    $ 5,458      -          -          -          $ 24       $ 42
        Company contributions         4,845       444      1,895      2,482      -          -          -             7         17
        Loan withdrawals             11,134     1,226      4,290      5,118      -          -          -           146        354
        ESOP withdrawals              8,888      -          -          -       $8,888       -          -          -          -
                                  ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
                                     34,577     2,502      9,539     13,058     8,888       -          -           177        413
Less: forfeitures applied against
    Company contributions                49         9         19         16      -          -          -             2          3
                                  ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
    Total members' withdrawals      $34,528    $2,493     $9,520    $13,042    $8,888       -          -          $175       $410
                                  ========== ========= ========== ========== ========= ========== ========== ========== ==========
1992
----
Value of Members' Accounts
   Withdrawn -
        Members' contributions      $13,879    $1,269     $3,490    $ 5,551      -        $1,599     $1,948        $ 4        $18
        Company contributions         4,162       582      1,474      2,104      -          -          -             1          1
        Loan withdrawals              9,222     1,101      3,326      4,739      -          -          -            15         41
        ESOP withdrawals              7,897      -          -          -       $7,897       -          -          -          -
                                  ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
                                     35,160     2,952      8,290     12,394     7,897      1,599      1,948         20         60
Less: forfeitures applied against
    Company contributions                33         5         13         15      -          -          -          -          -
                                  ---------- --------- ---------- ---------- --------- ---------- ---------- ---------- ----------
    Total members' withdrawals      $35,127    $2,947     $8,277    $12,379    $7,897     $1,599     $1,948        $20        $60
                                  ========== ========= ========== ========== ========= ========== ========== ========== ==========


                                                                                                                      Schedule III

                                                  SAVINGS PLAN FOR EMPLOYEES OF
                                                   FLORIDA PROGRESS CORPORATION
                                             SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                              FOR THE YEAR ENDED DECEMBER 31, 1994




                                                                                               Current Value of
Identity of Party  Description  Purchase      Selling      Expenses Incurred     Cost of     Asset on Transaction     Net Gain
     Involved        of Asset     Price        Price       With Transactions      Asset              Date             or (Loss)
------------------ ------------ ---------- --------------- ----------------- --------------- --------------------  ---------------
Florida Progress   Common Stock     -      $21,778,741.15             $0.00  $14,081,711.72           -             $7,697,029.43
Corporation

/TABLE

                                 EXHIBITS

  23   Consent of Price Waterhouse LLP

                                SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Employees of Florida Progress
Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    FLORIDA PROGRESS CORPORATION


Date: March 27, 1995              By: /s/  Patricia K. Blizzard
                                      ---------------------------
                                       Patricia K. Blizzard
                                       Plan Administrator and
                                       Secretary and Member of
                                       the Investment Committee
                                       for the Savings Plan for
                                       Employees Trust of Florida
                                       Progress Corporation


                                 ( By: /s/ Jeffrey R. Heinicka
                                 (    ---------------------------
                                 (     Jeffrey R. Heinicka
                                 (
                                 (
Members of the Investment        ( By: /s/ James A. McClure, III
Committee for the Savings        (    ---------------------------
Plan for Employees Trust of      (     James A. McClure, III
Florida Progress Corporation     (
                                 (
                                 ( By: /s/ Kenneth E. McDonald
                                 (    ---------------------------
                                 (     Kenneth E. McDonald

                               EXHIBIT INDEX


     Exhibit
     Number         Description
     -------        -----------


     23             Consent of Price Waterhouse LLP